UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

March 3, 2023

Date of Report (Date of earliest event reported)

EF HUTTON ACQUISITION CORPORATION I

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41497	86-2559175
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

24 Shipyard Drive, Suite 102 Hingham, MA	02043
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (929) 528-0767

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	EFHT	The Nasdaq Stock Market LLC
Warrants	EFHTW	The Nasdaq Stock Market LLC
Units	EFHTU	The Nasdaq Stock Market LLC
Rights	EFHTR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

The Merger Agreement

On March 3, 2023, EF Hutton Acquisition Corporation I (the “Registrant” or the “Parent”) entered into a Merger Agreement (the “Agreement”) with Humble Imports Inc., d/b/a E.C.D. Automotive Design, a Florida corporation (the “Company”), ECD Auto Design UK, Ltd., an England and Wales corporation (the “ECD UK Subsidiary”), and EFHAC Merger Sub, Inc., a Florida corporation (“Merger Sub”) and wholly-owned subsidiary of the Registrant, pursuant to which Merger Sub will merge with and into the Company with the Company as the surviving corporation and becoming a wholly-owned subsidiary of Parent (the “Merger”). In connection with the Merger, the Parent will change its name to “E.C.D. Automotive Design Inc.” or such other name designated by the Company by notice to Parent. The Board of Directors of the Registrant (the “Board”) has unanimously (i) approved and declared advisable the Agreement, the Merger and the other transactions contemplated thereby, and (ii) resolved to recommend approval of the Agreement and related matters by the stockholders of the Registrant. A copy of the Agreement is filed as Exhibit 2.1 hereto and is incorporated herein by reference. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Agreement.

Company Securities

Merger Consideration. At the closing of the Merger, the Parent will issue 21 million shares of its common stock, par value $0.0001 per share (the “Parent Common Stock”) to the former security holders of the Company, as further described in the Agreement. Parent will also pay the former security holders of the Company a cash payment of $15,000,000 as consideration for the Merger.

PIPE

Parent and the Company shall use commercially reasonable efforts to raise capital in an aggregate amount of approximately $65 million through a private placement of Parent Common Stock.

Representations and Warranties

The Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (i) entity organization, good standing and qualification, (ii) capital structure, (iii) authorization to enter into the Agreement, (iv) compliance with laws and permits, (v) taxes, (vi) financial statements and internal control over financial reporting, (vii) real and personal property, (viii) material contracts, (ix) environmental matters, (x) absence of changes, (xi) employee matters, (xii) litigation, and (xiii) brokers and finders.

Covenants

The Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Merger and efforts to satisfy conditions to consummation of the Merger. The Agreement also contains additional covenants of the parties, including, among others, covenants providing for the Registrant and the Company to use reasonable best efforts to cooperate in the preparation of the Registration Statement and Proxy Statement (as each such term is defined in the Agreement) required to be filed in connection with the Merger and to obtain all requisite approvals of their respective stockholders including, in the case of the Registrant, approvals of the restated certificate of incorporation, the post-closing board of directors and the share issuance under Nasdaq rules. The Registrant has also agreed to include in the Proxy Statement the recommendation of its board that stockholders approve all of the proposals to be presented at the special meeting.

Exclusivity

Each of the Registrant and the Company has agreed that from the date of the Agreement to the earlier of the closing of the Merger and the termination of the Agreement, neither the Company nor the Parent will: (i) encourage, solicit, initiate, engage or participate in negotiations with any party concerning any alternative transaction, (ii) take any other action intended or designed to facilitate the efforts of any person relating to a possible alternative transaction or (iii) approve, recommend or enter into any alternative transaction or any contract or agreement related to any alternative transaction.

Conditions to Closing

The consummation of the Merger is conditioned upon customary closing conditions including: (i) no authority having enacted, issued, promulgated, enforced or entered any law or order which is then in effect that makes the transactions contemplated by the Agreement illegal or otherwise prohibits consummation of such transactions; (ii) no legal action having been commenced or asserted in writing (and not orally) by any authority to enjoin or otherwise materially restrict the consummation of the Closing; (iii) the approval of the Agreement by the requisite vote of the stockholders of the Company; (iv) each of the Required Parent Proposals (as defined in the Agreement) having been approved at Parent’s stockholder meeting; (v) the combined company’s initial listing application filed with Nasdaq in connection with the Merger having been approved; (vi) the Form S-4 filed by the Registrant relating to the Merger Agreement and the Merger will have been declared effective and no stop order suspending the effectiveness of the Form S-4 will have been issued by the Securities and Exchange Commission (“SEC”) that remains in effect and no proceeding seeking such a stop order will have been initiated by the SEC and not withdrawn; (vii) the Parent Closing Cash shall equal or exceed $65,000,000, (viii) each party having performed or complied with the provisions of the Agreement applicable to it, subject to agreed upon standards; (ix) the truth and accuracy of each party’s representations and warranties included in the Agreement, subject to agreed-upon standards; (x) the absence of any material adverse effect with respect to a party to the Agreement; (xi) the receipt of a certificate, dated as of the Closing, signed by the respective Chief Executive Officer certifying the compliance with various closing conditions; (xii) the execution by the relevant party or parties of all ancillary documents; (xiii) the Company will have delivered to Parent a duly executed certificate conforming to the requirements of Sections 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i) of the United States Treasury regulations, and a notice to be delivered to the United States Internal Revenue Service as required under Section 1.897-2(h)(2) of the United States Treasury regulations, each dated no more than 30 days prior to the Closing Date and in form and substance reasonable acceptable to Parent; (xiv) no more than 5% of the issued and outstanding shares of Company Capital Stock having exercised dissenters’ rights of appraisal; (xv) the Company having provided each Company Consent set forth on Schedule 4.8 of the Agreement; (xvi) the Company having delivered to Parent the financial statements required to be included in the Parent’s SEC Documents and the 2022 Audited Financial Statements prior to March 31, 2023; (xvii) each Company Securityholder listed on Schedule 7.4(a) of the Agreement will have entered into a Company Lock-Up Agreement with respect to such Company Securityholder’s Merger Consideration Shares (as defined in the Agreement); (xviii) the UK Contribution has been completed in accordance with the terms set forth in this Agreement; (xviii) the Amended Parent Charter will have been filed with the Delaware Secretary of State and become effective; (xix) the Company will have received a certificate, dated as of the Closing Date, from the Secretary of each of Parent and Merger Sub certifying certain matters; (xx) Parent will have received a certificate from the Company’s Secretary, dated as of the Closing Date certifying to certain matters; (xxi) each of Parent, Sponsor or other stockholder of Parent, as applicable, will have executed and delivered to the Company a copy of each Additional Agreement to which Parent, Sponsor or such other stockholder of Parent, as applicable, is a party; (xxii) the receipt by the Company of the resignations of the Registrant’s directors; and (xxiii) the post-Effective Time Parent Board of Directors and Company Board of Directors being in compliance with the size and composition requirements of the Agreement.

Termination

The Agreement may be terminated at any time prior to the Closing as follows: (i) by the Parent or the Company, in the event that (a) the Closing of the transactions has not occurred by September 13, 2023 (such date, the “Outside Closing Date”); (ii) if any authority has issued an order or enacted a law, having the effect of making the transactions contemplated by the Agreement illegal or otherwise permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Agreement, which order or law is final and non-appealable; provided that, the actions of the party seeking to terminate was not a substantial cause of, or substantially resulted in, such action by such authority; (iii) by mutual written consent of the parties; (iv) by either the Parent or the Company if the other has breached any representation, warranty, agreement or covenant contained in the Agreement such that the conditions to Closing cannot be satisfied and such breach cannot be cured by the earlier of 30 days following receipt of written notice of such breach and the Outside Closing Date; and (v) by the Registrant, if: (a) at any time after the Company Stockholder Written Consent Deadline (as defined in the Agreement) the Company has not received the Company Stockholder Approval.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

Certain Related Agreements

Company Support Agreement

Concurrent with the execution of the Agreement, certain stockholders of the Company entered into a Company Stockholder Support Agreement with the Registrant and the Company in which each such stockholder agreed to vote their shares of Company Capital Stock in favor of the Agreement and the transactions contemplated thereby. Stockholders also agreed to waive any rights of appraisal, dissenter’s rights, and any similar rights under applicable law and not to sell or otherwise transfer any of their shares of Company Capital Stock unless the buyer, assignee, or transferee thereof executes a joinder agreement to the Company Stockholder Support Agreement.

The foregoing description of the Company Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, which is included as Exhibit A to the Merger Agreement and as 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Parent Support Agreement

Concurrent with the execution of the Agreement, EF Hutton Partners, LLC (the “Sponsor”) and the pre-IPO investors in the Parent, entered into a Parent Stockholder Support Agreement with the Company and the Registrant in which the Sponsor and the pre-IPO investors in the Parent agreed to (i) not transfer any shares or redeem any shares of Parent Common Stock held by it unless the buyer, assignee, or transferee thereof executes a joinder agreement to the Parent Stockholder Support Agreement and (ii) to vote in favor of the adoption of the Agreement and the other proposals to be presented at the special meeting of stockholders at which the Agreement and related proposals are considered.

The foregoing description of the Parent Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, which is included as Exhibit B to the Merger Agreement and as 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Additional Agreements to be Executed prior to Closing

Company Lock-up Agreement

The Agreement provides that the Registrant, the Company and certain Company stockholders will enter into a lock-up agreement (the “Company Lock-Up Agreement”), pursuant to which such Company stockholders will agree, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Parent Common Stock they receive in the Merger (the “Company Lock-Up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Company Lock-Up Shares, (iv) publicly disclose the intention to effect any transaction specified in clause (i) or (iii), or (v) engage in any short sales with respect to any security of Parent, until the date that is six months after the date on which the Effective Time occurs. A copy of the Company Lock-Up Agreement is filed as Exhibit 10.4 hereto and is incorporated herein by reference.

The foregoing description of the Company Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, a form of which is included as Exhibit C to the Merger Agreement and as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated herein by reference.

Sponsor Lock-up Agreement

The Agreement provides that the Registrant, the Company and the Sponsor will enter into a sponsor lock-up agreement (the “Sponsor Lock-Up Agreement”), pursuant to which the Sponsor will not (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Parent Common Stock held by them at the Effective Time (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Parent Common Stock as of the Effective Time, the “Sponsor Lock-Up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Sponsor Lock-up Shares, (iv) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or (v) engage in any short sales with respect to any security of the Parent, until the date that is six months after the date on which the Effective Time occurs.

The foregoing description of the Sponsor Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, a form of which is included as Exhibit D to the Merger Agreement and as Exhibit 10.4 to this Current Report on Form 8-K, and incorporated herein by reference.

Restrictive Covenant Agreement

Prior to Closing, Parent, the Company, and each of the Company Stockholders will enter into a restrictive covenant agreement (the “Restrictive Covenant Agreement”), pursuant to which the Company Stockholder acknowledges and agrees to certain non-compete and non-solicitation covenants for the benefit of the Company and the surviving company after the Merger. A copy of the Restrictive Covenant Agreement is filed as Exhibit 10.5 hereto and is incorporated herein by reference.

The foregoing description of the Restrictive Covenant Agreement is qualified in its entirety by reference to the full text of the form of Restrictive Covenant Agreement, the form of which is filed as Exhibit E to the Merger Agreement and Exhibit 10.5 to this Current Report on Form 8-K, and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

Prior to Closing, Parent, the Company, certain holders of Company Common Stock, certain shareholders of Parent Common Stock, and the holders of the private units of Parent will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) pursuant to which, among other things, Parent will provide the above holders with certain rights relating to the registration for resale of the Parent Common Stock that they will receive at Closing.

The foregoing description of the Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Amended and Restated Registration Rights Agreement, the form of which is filed as Exhibit F to the Merger Agreement and Exhibit 10.6 to this Current Report on Form 8-K, and incorporated herein by reference.

The summary of the Agreement and other agreements described above have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about the Registrant or the Company or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Agreement are not necessarily characterizations of the actual state of facts about the Registrant, the Company or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that the Registrant makes publicly available in reports, statements and other documents filed with the SEC. The Registrant’s and the Company’s investors and securityholders are not third-party beneficiaries under the Agreement.

Item 7.01 Regulation FD Disclosure.

On March 6, 2023, the Registrant and the Company issued a joint press release announcing the execution of the Agreement. A copy of the press release is furnished hereto as Exhibit 99.1.

The information in this Item 7.01 and Exhibit 99.1, attached hereto will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor will it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as expressly set forth by specific reference in such filing.

IMPORTANT NOTICES

Important Notice Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act and the Exchange Act both as amended. Statements that are not historical facts, including statements about the pending transactions described above, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

The forward-looking statements are based on the current expectations of the management of the Registrant and the Company, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements including: risks related to the Company’s businesses and strategies; the ability to complete the proposed business combination due to the failure to obtain approval from the Registrant’s stockholders or satisfy other closing conditions in the definitive merger agreement; the amount of any redemptions by existing holders of the Registrant’s common stock; the ability to recognize the anticipated benefits of the business combination; other risks and uncertainties included under the header “Risk Factors” in the Registration Statement to be filed by the Registrant, in the final prospectus of EF Hutton Acquisition Corporation I for its initial public offering dated September 9, 2022; and in EF Hutton Acquisition Corporation I’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Registrant, the Company and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between the Registrant and the Company. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Registrant intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of the Registrant, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all of the Registrant’s stockholders. The Registrant also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Registrant are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Once available, stockholders will also be able to obtain a copy of the Form S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: EF Hutton Acquisition Corporation I, at 24 Shipyard Drive, Suite 102, Hingham, MA 02043. Investors and security holders will also be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Registrant through the website maintained by the SEC at www.sec.gov. INVESTORS AND SECURITY HOLDERS OF EF HUTTON ACQUISITION CORPORATION I ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT EF HUTTON ACQUISITION CORPORATION I WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EF HUTTON ACQUISITION CORPORATION I, THE COMPANY AND THE TRANSACTIONS.

Participants in the Solicitation

The Parent and its directors and executive officers may be deemed participants in the solicitation of proxies from Parent’s stockholders with respect to the business combination. Information about Parent’s directors and executive officers and a description of their interests in Parent will be included in the proxy statement/prospectus for the proposed transaction and be available at the SEC’s website (www.sec.gov). Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed transaction when available.

The Company and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Parent in connection with the proposed business combination. Information about The Company’s directors and executive officers and information regarding their interests in the proposed transaction will be included in the proxy statement/prospectus for the proposed transaction.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of EF Hutton Acquisition Corporation I or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
2.1	Merger Agreement, dated March 3, 2023 by and among Parent, the Company, ECD UK Subsidiary, and Merger Sub.

10.1	Company Support Agreement

10.2	Parent Support Agreement

10.3	Form of Company Lock-Up Agreement

10.4	Form of Sponsor Lock-Up Agreement

10.5	Form of Restrictive Covenant Agreement

10.6	Form of Amended and Restated Registration Rights Agreement

99.1	Press Release dated March 6, 2023

104	Cover page interactive data file (imbedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 6, 2023

EF HUTTON ACQUISITION CORPORATION I

	By:	/s/ Benjamin Piggott
	Name:	Benjamin Piggott
	Title:	Chairman and Chief Executive Officer